

OFFERING MEMORANDUM

facilitated by



Emerald River of Maine LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Emerald River of Maine LLC
State of Organization	ME
Date of Formation	02/26/2020
Entity Type	Limited Liability Company
Street Address	29 Walnut Hill Rd, Shapleigh ME, 04076
Website Address	https://EmeraldRiver.com

(B) Directors and Officers of the Company

Key Person	Morriss Partee
Position with the Company Title First Year	 Founder 2020
Other business experience (last three years)	***Morriss Partee, Founder*** Morriss is a lifelong resident of the Pioneer Valley having grown up in Amherst, MA. He currently resides in Holyoke. Coming from a design and marketing background, in 2000, Morriss launched EverythingCU.com, a web site connecting thousands of credit union professionals. Some of the notable innovations that Morriss pioneered at EverythingCU were online web seminars, online switch kits, and national branding events. His entrepreneurial experience and knowledge of the cannabis industry sets the stage for the launch of a world-class cannabis retail store for the residents of Maine and beyond. He is leading the Emerald River Maine team, communicating to all stakeholders, and will be deploying retained capital into existing and emerging opportunities.

Key Person	Matthew Taggart

Position with the Company
 	
                            Title
                   First Year
	
	President
	2020

Other business experience (last three years)	***Matt Taggart, President*** Matt graduated from the Isenberg School of Management, University of Massachusetts, Amherst. Matt is the COO/Product Engineer and Partner in EverythingCU.com where he has designed several online products for the Credit Union industry. These products have helped many thousands of Credit Union members across the country learn how to improve their financial situation. Matt has helped credit union executives develop their brand strategy, and has delivered brand experience training for credit union employees in numerous states. Matt was a key leader of EverythingCU's two national Branding Events, known as The Triple-B. These brand events were held in Portland, OR, and Baltimore, MD. Matt is also an award-winning and published author. Matt currently lives in Maine, with his wife, Megan, and son, Gavin. A five-year resident of Maine, Matt is responsible for all aspects of Emerald River Maine.

Key Person	Matthew Moriarty
Position with the Company Title First Year	 Partner 2020
Other business experience (last three years)	Matt is an entrepreneur with experience in purchasing, revitalizing, and selling and renting properties. As a lifelong resident of Holyoke, Matt owns several rental properties in the area, managing their day-to-day operation. Prior to that, he was employed by Valley Communications in the Security and Computer Networking department. Mr. Moriarty looks forward to using his technical and financial skills to help Emerald River Maine become a premier cannabis retailer. Matt will be assisting in all facets of the retail space build-out across Emerald River Maine properties.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Morriss Partee	33.3%
Matthew Taggart	33.3%
Matthew Moriarty	33.3%

(D) The Company's Business and Business Plan

The Team

Morriss M. Partee, Founder/Owner

Morriss is a lifelong resident of the Pioneer Valley, who resides in Holyoke, MA. From his design and marketing background, Morriss launched EverythingCU.com in 2000, a web site connecting thousands of credit union professionals nationally and internationally. Innovations Morriss pioneered at EverythingCU include webinars, online switch kits, and national branding events. His entrepreneurial experience and knowledge of the cannabis industry sets the foundation for the launch of a world-class cannabis retail store for the residents of Maine and beyond. He is leading Emerald River, responsible for analytics, compliance, SOPs, and communicating to all stakeholders. Morriss' son recently graduated from Syracuse University with honors.

Matthew A. Taggart, President/Owner

On behalf of Emerald River Maine, Matt is responsible for researching and selecting the City of Lewiston. The Lewiston / Auburn region contains Maine's second largest population and is home to Bates College. The L/A region is experiencing growth, both with its population and commerce. Matt's research guided him to forge relationships with Emerald River Maine's realtor, the city planning department, state OMP official(s), environmental engineer, civil engineer, architect, and general contractor, whom is located roughly one mile from the construction site. Matt focused on working with as many regional entities as possible and is responsible for securing multiple avenues of product supply, along with overseeing the construction process. Matt will be introduced by the Chamber of Commerce on October 14th, 2021. Matt graduated from the Isenberg School of Management, University of Massachusetts, Amherst. Matt is also an award-winning and published author. He currently lives in Maine, with his wife and son. A six-year resident of Maine, Matt is leading Emerald River Maine.

$1.5 million secured

Emerald River Androscoggin Holdings LLC, our real estate company, has secured $1.5 million to construct the recreational cannabis store at 1240 Lisbon St. in Lewiston, Maine. This location, in Maine's second-largest city, was formerly the site of the third McDonalds built in the state.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$120,000
Offering Deadline	December 10, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$160,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Opening inventory	$50,000	$65,000
Pre-open payroll & training	$39,400	$43,400
Marketing	$7,700	$10,000
Licensing, Legal & Professional Fees	$6,000	$10,000
Point of Sale & video menus	$7,700	$12,800
Misc interior upgrades	$2,000	$9,200
Mainvest Compensation	$7,200	$9,600
TOTAL	$120,000	$160,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.3 - 1.7%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 1.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$120,000	1.3%
$130,000	1.4%
$140,000	1.5%
$150,000	1.6%
$160,000	1.7%

[3] To reward early participation, the investors who contribute the first $45,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $45,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Morriss Partee	33.3%
Matthew Taggart	33.3%
Matthew Moriarty	33.3%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as

part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Barbara Partee	$150,000	11%	01/01/2027	
Matt Moriarty	$25,000	%		No terms

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

• The partners of Emerald River of Maine LLC, the cannabis retail operating company, are the same three partners who own Emerald River Androscoggin Holdings LLC, the real estate and development entity which is building the store at 1240 Lisbon St in Lewiston. Since these two companies have the same ownership, they may loan or transfer funds to the other entity, from time to time, as needed. The real estate company has $1,350,000 in loans outstanding. • In September of 2020 partner Matt Moriarty loaned Emerald River of Maine LLC $25,000 for start up costs. This loan does not have terms at this time. • In September 2021, Barbara Partee, family member of partner Morriss Partee, gave the company a loan of $150,000 at 11%.

(S) The Company's Financial Condition

No operating history

Emerald River Maine was established in February 2020 to open recreational cannabis stores in Maine. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Emerald River Maine forecasts the following milestones:

- Obtain a Final License from Maine OMP to operate an adult-use cannabis retail store in Lewiston by January 2022.

- Hire for the following positions by December 2021: Store Manager, Receptionist, Budtenders

- Achieve $3.6m annual revenue run-rate by y/e 2022.

Other outstanding debt or equity

As of 10/4/21, Emerald River Maine has debt of $175,000 outstanding and a cash balance of $134,905. This debt is sourced primarily from a family member of one of the partners and will be senior to any investment raised on Mainvest. In addition to Emerald River Maine's outstanding debt and the revenue-sharing security raised on Mainvest, Emerald River Maine may require additional funds from alternate sources at a later date. Emerald River Maine may use some or all of its current cash balance in the construction of the retail store as needed.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,610,845	$4,623,400	$5,813,045	$6,898,906	$6,662,791
Cost of Goods Sold	$1,491,000	$2,640,328	$3,319,709	$3,939,821	$3,804,980
Gross Profit	$1,119,845	$1,983,072	$2,493,336	$2,959,085	$2,857,811
EXPENSES					
Rent	$198,986	$203,960	$209,059	$214,285	$219,642
Utilities	$25,700	$26,342	$27,000	$27,675	$28,366
Salaries	$467,731	$627,641	$698,778	$712,652	$726,803
Insurance	$26,199	$26,853	$27,524	$28,212	$28,917
Repairs & Maintenance	$37,250	$38,181	$39,135	$40,113	$41,115
Legal & Professional Fees	$157,836	$210,448	$216,762	$223,264	$229,962
Operating Profit	$206,143	$849,647	$1,275,078	$1,712,884	$1,583,006

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated

people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$54,752.00	$0
Cash & Cash Equivalents	$4,299.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$25,000.00	$0
Revenues/Sales	$23.00	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-257.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V